SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
El Paso Corporation
(Name of Subject Company (issuer))
El Paso Corporation
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Zero Coupon Convertible Debentures due February 28, 2021
(Title of Class of debentures)
28336LAA7 and 28336LAC3
(CUSIP Numbers of Class of debentures)
Robert W. Baker, Esq.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$615,196,444.15	$65,826.02

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Debentures due February 28, 2021, as described herein, is $552.07 per $1,000 principal amount at maturity outstanding. As of January 26, 2006, there was $1,114,345,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $615,196,444.15.

(2)	The amount of the filing fee equals $107.00 per $1 million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amounts Previously Paid	Form or Registration Number	Filing Party	Date Filed
$59,400	S-8 (Reg. No. 333-82506)	El Paso Corporation	February 11, 2002
$ 4,000	S-8 (Reg. No. 333-64236)	El Paso Corporation	June 29, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 through 9
ITEM 10. Financial Statements
ITEM 11. Additional Information
ITEM 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
Company Notice
Form of Repurchase Notice
Form of Notice of Withdrawal
Substitute Form W-9
Guidelines for Certification of Taxpayer Indentification Number
Press Release

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO is filed by El Paso Corporation, a Delaware corporation (“El Paso”), and relates to El Paso’s offer to repurchase the Zero Coupon Convertible Debentures due February 28, 2021 that were issued by El Paso (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated January 27, 2006 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).
     The Debentures were issued pursuant to the Indenture dated as of May 10, 1999, by and between El Paso and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”), as amended and supplemented by the Fifth Supplemental Indenture dated as of February 28, 2001, by and between El Paso and the Trustee (as so amended and supplemented, the “Indenture”). The Debentures are convertible into shares of El Paso’s common stock, par value $3.00 per share (“Common Stock”).
     The right of holders to surrender their Debentures for repurchase by El Paso (which we refer to as the “Option”) will expire immediately following 11:59 p.m., New York City time, on February 27, 2006. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     El Paso is the issuer of the Debentures, and El Paso is offering to purchase all of the Debentures if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Option Materials. The Debentures are convertible into shares of Common Stock. El Paso maintains its principal executive offices in the El Paso Building, located at 1001 Louisiana Street, Houston, Texas 77002. El Paso’s telephone number at that address is (713) 420-2600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.
ITEM 10. Financial Statements.
     El Paso believes that its financial condition is not material to a holder’s decision whether to put the Debentures to El Paso because (1) the consideration being paid to holders surrendering Debentures consists solely of cash, (2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Debentures, and (4) El Paso is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of El Paso and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
ITEM 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12. Exhibits.

(a)(1)(A)	Company Notice, dated January 27, 2006, to the Holders of El Paso Corporation Zero Coupon Convertible Debentures due February 28, 2021.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by El Paso Corporation on January 27, 2006.

(b)	Not applicable.

(d)(1)	Indenture dated May 10, 1999, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.A to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 28, 2005).

(d)(2)	Fifth Supplemental Indenture dated as of February 28, 2001, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.C to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 22, 2001).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2006

EL PASO CORPORATION

By:	/s/ John J. Hopper

Name: John J. Hopper
Title: Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Company Notice, dated January 27, 2006, to the Holders of El Paso Corporation Zero Coupon Convertible Debentures due February 28, 2021.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by El Paso Corporation on January 27, 2006.

(b)	Not applicable.

(d)(1)	Indenture dated May 10, 1999, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.A to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 28, 2005).

(d)(2)	Fifth Supplemental Indenture dated as of February 28, 2001, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.C to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 22, 2001).

(g)	Not applicable.

(h)	Not applicable.

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